
70
AFRICA ISRAEL


RECEIVED
AUG 2 3 2006
213
PROCESSING
SECTION
WASH. D.C.


06016297

August 20, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549

SUPPL

Re: Africa-Israel Investments Ltd.
Exemptive No. 82-34865

Ladies and Gentlemen:

Enclosed for submission on behalf of Africa-Israel Investments Ltd. are English translations of Immediate Reports to the Tel-Aviv Stock Exchange.

Please acknowledge receipt of the enclosed documents by date stamping the enclosed copy of this letter and returning it to us in the envelope provided.

PROCESSED
AUG 2 8 2006
THOMSON
FINANCIAL

Sincerely yours,
Jacques Zimmerman
Jacques Zimmerman, Adv
Corporate Secretary
Africa Israel Investments Ltd. Group

za-0919c.doc

Dw 8/24

Africa Israel Investments Ltd. 4 Derech Hachoresh, Yehud 56470, Israel
Tel: 972-3-5393535 Fax: 972-3-6321730 www.africa-israel.com

Exemptive No. 82-34865

Accompanying page

AFRICA ISRAEL INVESTMENTS LTD

Registry Number 520005067

Securities of the corporation are registered for trading on the Tel Aviv Stock Exchange

T138

Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: Jacques@AFRICA-ISRAEL.com

Transmission date: April 26, 2006
Ref: 2006-01-047091


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2006
WASH, D.C. 213 SECTION

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel Aviv Stock Exchange
www.tase.co.il

Amending Report to erroneous report filed on April 26, 2006 Reference No. 2006-01-046938

Error: *The par value of the shares pursuant to the private offering is NIS 0.1, and not as stated in the original report.*

Reason for error: *typographical error*

Essentials of amendment: *Amendment of the private offering in a way that will clarify that the par value of the share pursuant to the private offering is NIS 0.1, and not as stated in the original report.*

IMMEDIATE REPORT ON A PRIVATE OFFERING

Regulation 3(A)(1), 20, 21, 17(C) of the Securities Regulations (Private Offering of Securities in a Registered Company), 5760 – 2000

Explanation: In the case that the private offering in question is also a transaction with a controlling shareholder, then it is necessary to fill in Form T-133 only.

Explanation: This form is also used for submission of an amending report or an amendment to the report.

1. Submitted herein is an immediate report on a private offering. *Report2_Private Offering_26 04_06_ isa.pdf*

Explanation: Should the meeting agenda comprise subjects in addition to the private offering approval, then all the legally required details must be included in the attached file.

2. Type of offering *Not Substantial*

3. Date of transaction approval by the Board of Directors *April 25, 2006*

4. Reference number of preliminary report __________

Date of its submission __________

The main changes that were made in this report compared with the latest version of the preliminary report.

____

Explanation: The preliminary report must be filled in.

5. Reference number of the offering report that was submitted for the first time *2006-01-046938*, the date on which the report was first submitted *April 26, 2006*

The reference numbers of previous drafts that were submitted _________, _________, __________.

Explanation: If it is an emendatory report, this must be filled in.

6. The allotted securities

No.	Type of Security:	No. of the Security Allotted on the Stock Exchange (if registered):	Allotted Quantity:	The Percentage of the Voting Rights Granted by the Allotted Securities:	The Percentage of the Capital Granted by the Allotted Securities:
1	*Share*	*611012*	*1,573,030*	*3.3*	*3.3*

Explanation: The percentage will be calculated on the basis of the rights in the company prior to the offering: Should convertible securities be allotted, it is necessary to specify the percentage that they would constitute if they were converted or exercised.

7. Financial statements pursuant to Regulation 9 (2) were *not attached* to the report:
Auditor's name ______________
An auditor's review report/opinion regarding the attached financial statements is identical to the copy signed in the original that was delivered to the company.

If financial statements were not attached, it is necessary to detail the reason *non-substantial transaction* _______________

8. Professional opinions were *not attached* to the report:

No.	Name of the Person Giving the Opinion, and the Company Where He Works	Opinion Effective Date
1	_________	_________

Explanation: An auditor's opinion or review reports must not be cited in this paragraph.

9. Is a meeting required *No*, if yes, the meeting date: ______________ time: _______

address: ____________
binding date: ____________

The number of the security at the stock exchange that grants the holder thereof the right to participate in the meeting: __________, __________

10. Details on the company's representative for the matter of handling the transaction report, including his office address and telephone and fax numbers:
Attorney Jacques Zimmerman, Tel.: 03-5393586,, Fax: 03-5393523, Adv. Ofer Yankovitch and Adv. Eran Shuster, Wexler, Bergman and Assoc., Law Offices, Tel.: 03-5119393, Fax: 03-5119394

11. If it is an exceptional private offering, you must specify:

The handling fee has yet to be paid.

Handling fee as it was on the date of publication of the exceptional private offering: NIS 3,510. Fee supplement: the value of the offered securities _______ * 0.03% = ________.
Total fee: ___________.
The fee was paid on ________ by way of voucher number ________.
Explanation: The value of the securities will be calculated as stipulated in the regulations.

12. Attached Voting Letter Version Position Notice

____

Explanation: If a voting letter and/or position notices have/has been attached, you must ensure that they are compiled according to the Companies Regulations (Written Ballots and Position Notices), 5766-2005.

The address of the website at which one can vote: __________

Explanation: Please fill in this field if the company allows voting by way of the Internet according to Regulation 5 (c) of the Companies Regulations (Written Ballots and Position Notices), 5766-2005.

The e-mail address at which the stock exchange member is entitled to issue the material that he must issue to the company according to Regulation (c) (1) of the Companies Regulations (Written Ballots and Position Notices), 5766-2005:

____

Reference numbers of precedent instruments on the subject (mention does not constitute a generalization by way of referral):

Previous names of reporting entity:

Form restructuring date: 05/04/2006

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel.: 03-5393586, Fax: 03-5393523
E-mail: Jacques@africa-israel.com

Africa Israel Investments Ltd.

Date: April 26, 2006

Re: **Immediate Report pursuant to the Securities Regulations (Private Offering of Securities in a Registered Company), 5760-2000**
Concerning a private offering that is not substantial and is not exceptional

Pursuant to the Securities Regulations (Private Offering of Securities in a Registered Company), 5760-2000 (hereinafter: "**Private Offering Regulations**"), I hereby submit an immediate report concerning the resolution of the Board of Directors of Africa Israel Investments Ltd. (hereinafter: "**the Company**") adopted on April 25, 2006 concerning an offering of 1,573,030 ordinary shares of a par value of NIS 0.1 each of the Company (hereinafter: "**the Shares**") (hereinafter: "**the Offering**").

As none of the offerees is an interested party (as this term is defined in Section 270(5) of the Companies Law, 5759-1999), a director in the Company or a chief executive officer in the Company, and as the Shares will not grant 5% or more of the total voting rights in the Company prior to the Offering, the Offering constitutes a private offering that is not a substantial private offering or an exceptional private offering, as these terms are defined in Private Offering Regulations.

1. **The terms of the offered securities, their quantity, and percentage of the voting rights and issued and paid-up capital they will constitute following their allotment and full dilution**

    1.1 The Company intends to issue 1,573,030 ordinary shares of a par value of NIS 0.1 each of the Company, in consideration for NIS 246 per share.

    1.2 The shares constitute approximately 3.2% of the voting rights and issued and paid-up capital in the Company following the allotment, and approximately 3.1% of the voting rights and issued and paid-up capital in the Company with full dilution [i.e. assuming exercise of the full balance of options (Series A) and the Company's options (Series B) that are in the volume pursuant to the private offerings detailed in the Company's immediate reports of 3.11.2003, 5.11.2003 and 11.11.2003, and assuming exercise of all the options that were granted to the Company's CEO[1] pursuant to the private offering plan detailed in the Company's immediate reports of 17.3.2000, 15.3.2002 and 31.8.2003].

2. **The price of the offered securities, and the stock exchange price of the Company's shares on the day before the date of publication of the Immediate Report, and the ratio between them in percentages**

[1] The assumption concerning exercise of all the options that were granted to the Company's CEO is theoretical since, in actuality, in each case involving exercise of the options that were granted to the Company's CEO, the Company will not issue all the purchasable shares for the options that have been exercised, but rather a quantity of shares that reflect the benefit component in the options that have been exercised, as detailed in the said plan.

As stated above, the shares have been offered at a per share price of NIS 246. The closing rate of the company's share on April 25, 2006 (the final trading day before the date of this report) was NIS 243, and is approximately 1.2% lower than the price at which the shares are being offered.

3. **The Consideration**

The Company intends to issue 1,573,030 ordinary shares of a par value of NIS 0.1 each of the Company, in consideration for NIS 246 per share. Accordingly, the scope of the total offering consideration (gross) is NIS 386,965,380.

4. **Agreements Between Offerees and Shareholders in the Company**

4.1 To the best of the Company's knowledge, based on written notices it received from the offerees, there are no agreements between the offerees pursuant to the offering and shareholders in the Company, or between the offerees, all or part thereof, and each other or between them and others, relating to the purchase or sale of the securities of the Company or relating to the voting rights therein.

4.2 Nonetheless, it should be noted that, as conveyed to the Company, a company controlled by Mr. Lev Leviev, who is the controlling shareholder in the Company (hereinafter: "**the Lender**"), and a stock exchange member (hereinafter: "**the Borrower**") and Poalim IBI – Management and Underwriting Ltd. (hereinafter: "**Poalim IBI**") implemented a lending transaction in which the Borrower was lent, without consideration, 325,200 of the Company's shares (hereinafter: "**the Lent Shares**"). Pursuant to the terms of the lending transaction, the Lender agreed to provide the Borrower with the Lent Shares by lending them to the Borrower so that he would lend them to Poalim IBI, which, in exchange, undertook to participate in the voting and offer to purchase shares in a quantity equivalent to the quantity of Lent Shares.

5. Restrictions on offerees taking actions with the offered securities

The Offered Securities will be subject to the resale restrictions stipulated in the Securities Law, 5728-1968 and in the Securities Regulations. (Details with regard to Sections 15A to 15C of the Law) 5760-2000. According to the aforementioned provisions:

5.1 The offerees will not be entitled to offer the Shares during stock exchange trading, without publishing a prospectus whose publication is permitted by the Securities Authority, for a period of half-a-year from the share allotment date (hereinafter, in this paragraph: "**the Period**").

5.2 For a period of six consecutive quarters following the end of the Period, the offerees will be entitled to offer, as part of stock exchange trading, without publishing a prospectus whose publication is permitted by the Securities Authority, a quantity of securities that, on the stock exchange trading day, will not exceed the daily average of the stock exchange volume of securities that are offered in the eight-week period preceding the Offering date, and provided that the total quantity offered by them in each

quarter does not exceed 1% of the issued and paid-up capital of the Company, as at the Offering date.

The aforesaid also applies to securities that will be purchased during all the aforementioned periods, not pursuant to a prospectus and not during stock exchange trading, from the offerees or from a corporation that is controlled by the Company.

5.3 For this matter, "**Issued and Paid-up Capital**" – excluding shares that will stem from exercise or conversion of convertible securities that were allotted up until the Offering date and have yet to be exercised or converted.

6. **Additional Details**

6.1 The Offering is directed to 67 offerees, who are enumerated among the types of investors included in the first appendix to the Securities Law, 5728-1968 (hereinafter: "**the Law**") according to Section 15A(b)(1), as well as to one foreign corporation.

6.2 The Company has undertaken, subject to completion of the Offering, that up until August 8, 2006, it will not allot shares at a per share price that is lower than NIS 246 (hereinafter: "**the Binding Date**"). In addition, the controlling shareholder in the Company, Mr. Lev Leviev, has undertaken, subject to completion of the Offering, that up until the Binding Date, he and/or a corporation he controls will not sell shares of the Company at a per share price that is lower than NIS 246.

6.3 The Offering is contingent on several preconditions, as follows: (i) approval by the General Meeting to amend the Company's Articles (as detailed in the Immediate Report on the convening of a meeting, as published by the Company on April 10, 2006; (ii) approval by the Tel Aviv Stock Exchange Ltd. to list the shares pursuant to the Offering for trading; and (iii) approvals pursuant to Section 270(4) of the Companies Law, 5759-1999 including in accordance with the Companies Regulations (Benefits in transactions with interested parties), 5760-2000 in respect of the Offering, insofar as they will be required; (hereinafter, jointly: "**the Preconditions**").

6.4 If, by July 23, 2006, the Preconditions do not exist (the period beginning April 25, 2006 and ending on this date will be defined hereinafter as "**the Interim Period**"), the Offering consideration will be returned to the Offerees, plus the proceeds accrued thereon for the Interim Period, and the Company will add to this sum interest at the annual rate of 1% of the Offering consideration.

Respectfully yours,

Jacques Zimmerman, Adv.
Company Secretary
Africa Israel Investments Ltd.

AFRICA ISRAEL INVESTMENTS LTD
Registry Number 520005067
Securities of the corporation are registered for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T097
Public

Transmission date:
May 23, 2006
Ref: 2006-01-066141

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange
www.tase.co.il

IMMEDIATE REPORT ON SENIOR OFFICE HOLDERS' NOMINAL ROLL

Regulation 34(D) of the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970

Please note that the definition of a senior office holder per the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970, also includes, inter alia, a director

The following is a nominal roll of senior office holders and alternate directors in the corporation as of May 23, 2006

Name	Type of identity number	Identity number	Office
Lev Leviev	Identity card number	14224497	Chairman of the Board of Directors
Chaim Erez	Identity card number	09415142	Director
Itzhak Forem	Identity card number	30583496	Director
Rachel Bolton	Identity card number	50077197	External director
Avraham Asheri	Identity card number	954768	External director
Pinchas Cohen	Identity card number	050594365	CEO
Avraham Nota	Identity card number	010941342	VP Business Development Other
Yoram Keren	Identity card number	005558721	Director of Housing Division Other
Jacques Zimmerman	Identity card number	011829090	Company Secretary Other
Uriel Azran	Identity card number	57898876	Chief Internal Auditor
Ronit Cohen-Nissan	Identity card number	24218257	Comptroler
Eitan Haber	Identity card number	008156838	Director
Shmuel Shkedi	Identity card number	01093913	Director
Nadav Grinshpon	Identity card number	028988715	Director
Shaul Gliksberg	Identity card number	57082539	Chief Financial Officer Other
Zvia Leviev Elazarov	Identity card number	034191601	VP Marketing Other

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30/03/2006

Electronic reporting party's name: Zimmerman Jacques; Office: Company Secretary
4 Derech Hachoresh, Yehud 56470, Tel: 03-5393586, Fax: 03-5393523
E-mail: jacques@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T053
Public

Transmission date:
May 25, 2006
Ref: 2006-01-068487

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of event: promotion of AFI Europe's offering

1. The company hereby announces that AFI Europe N.V., a wholly owned subsidiary of Africa Israel Properties Ltd. (a subsidiary in which the company holds approximately 76% of its issued shares, hereinafter: "Africa Properties"), which coordinates the activity of the company's group in central and eastern Europe (hereinafter: "AFI Europe"), is promoting procedures for offering its shares to certain institutional investors in Europe and the US (as part of a tax-exempt track in a private offering to classified institutional investors) and register them on the London Stock Exchange AIM.
   With regard to the offering, analysts' reports on AFI Europe have been compiled by researchers who are part of independent staffs at three international investment houses chosen to oversee the offering. These reports will be distributed to certain institutional investors only and are not intended for public publication.
   The scope of the offering, which, according to AFI Europe estimates, is some 25% to 30% of the issued shares, is expected to take place in June 2006.
   For illustration purposes only, based on the company value emerging from the aforementioned analysts' reports, and at the aforementioned offering scopes (without taking offering expenses and other possible deductions into account), if and when the offering is completed, the company's books are expected to show a substantial capital gain of approximately NIS 260 to 450 million. It should be stressed that the aforesaid is tantamount to an estimate only, and does not necessarily reflect (a) the company's position vis-à-vis the value of AFI Europe's shares, or (b) the price at which AFI Europe's shares will be offered (which will be set at a later stage in the process).
   The aforementioned information includes estimates and forecasts that are tantamount to forward-looking information, as it is defined in the Securities Law, 5738-1968. Since the move in question is a complex one that encompasses a substantial period of time, and which is subject to the impact of factors that cannot be controlled by the company, Africa Properties or AFI Europe, e.g. the situation in the international capital markets, the state of the European real estate market,

and the financial situation in Europe, there is no certainty that the aforementioned move will be completed at the terms and time mentioned above, if at all.
This immediate report does not constitute an offer to purchase the aforementioned securities or an invitation to submit bids for the aforementioned purchase.

This announcement is not for publication or distribution in, into or from the United States of America, Canada, Australia or Japan. This announcement does not constitute or form part of any offer or invitation to sell or issue or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied upon in connection with, or act as any inducement to enter into, any contract or commitment to do so.
This announcement is directed only at persons outside the United Kingdom or investment professionals falling within paragraph (5) of Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion Order) or other high net worth entities and other persons falling within paragraph (2) of Article 49 of the Financial 2005 Services and Markets Act 2000 (Financial Promotion Order) 2005. The announcement may not be acted upon by persons in the United Kingdom except by persons who have professional experience in matters relating to investments or who are not high net worth persons (as the case may be).
Recipients of this announcement who intend to purchase or subscribe for shares in the Company following publication of the final admission document are reminded that any such purchase or subscription must only be made solely on the basis of the information contained in the admission document relating to the Company in its final form.
The securities discussed herein have not been and will not be registered under the US Securities Act of 1933, as amended (the US Securities Act) and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such term is defined in Regulation S under the US Securities Act) absent registration or an exemption from registration under the US Securities Act. No public offering of the Securities discussed herein is being made in the United States.

2. Date and time at which the Corporation first knew of the event or matter:
   May 25, 2006 at 10:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30/03/2006

Electronic reporting party's name: Zimerman Jacque; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523 E-mail: jacques@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation' securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T091
Public

Transmission date:
May 29, 2006
Ref: 2006-01-070704


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2006
WASH, D.C.
213
SECTION

Messrs.
Israel Securities Authority
www.isa.gov.il

Messrs.
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report on the appointment of a senior officer (apart from a director and apart from an individual appointed by a corporation which is a director)

Regulation 34(b) of the Securities Regulations
(Periodic and Immediate Reports), 5730-1970

Explanation: If the appointee is also a director, Form T093 only must be completed
Explanation: According to Regulation 34 (d) of the Securities Regulations (Periodic and Immediate Reports) – 5730-1970, together with submitting this form, the state of the senior officers and alternate directors must be submitted in the framework of Form T097

1. Family and first name: *Meltzer Erez*
   Type of identification Number.: *Id No.*
   Id. No.: *065861338*
   Citizenship / Country of incorporation or registration: *Private individual with Israeli citizenship*
   Country of citizenship / incorporation or registration: ________________

2. Date of Birth: *July 30, 1957*

3. Address for submitting correspondence: *55 Hamayaan St., Raanana*

4. Date of start of service: *August 01, 2006*

5. The position to which he was appointed:

CEO	

6. The previous position in the Company prior to the appointment:

None	

7. Academic education:

Description	Field	Name of Academic institution
Bachelor	*Economics and Bussiness Administration*	*Hebrew Univesrity, Jerusalem*
Master	*Business Administration*	*Boston University*

Other education and professional certificates:

____

8. Main occupations over the past 5 years:

The function filled	**Place of work**	**Period that he filled the function**
President and CEO	*Netafim*	*4 and a half years*
President and CEO	*CreoScitex*	*5 years*

9. The senior officer *does not* fulfill other functions in the Corporation, in a subsidiary, or in an interested party

   Explanation: *If he fulfills other functions in the Corporation, in its subsidiary or with an interested party in it, please provide details.*

   ____

10. The senior officer *is not* a member of the family of another senior officer or another interested party in the Corporation.

    Explanation: *If he is a member of the family of another senior officer or of another interested party in the Corporation, please provide details.*

    ____

11. Is the senior officer is the CEO: He *does not hold* securities of the Corporation, of the subsidiary or of a related company.

    Explanation: *If the senior officer is the CEO, details whether he holds securities in the Corporation, in a subsidiary or in a related company and complete the value from the table which is not a compulsory field.*

    ____

Reference numbers of previous documents on the subject (mention does not constitute a generalization by way of referral):

Previous name of the reporting entity:

Date of updating the structure of the form: 30/03/2006

Name of electronic reporter: Zimmerman Jacques Function: Company Secretary
4 Hahoresh Street, Yahud 56470, telephone: 03-5393586, fax: 03-5393523
e-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation' securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T105
Public

Transmission date:
May 29, 2006
Ref: 2006-01-070713

Messrs.
Israel Securities Authority
www.isa.gov.il

Messrs.
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

IMMEDIATE REPORT ON AN EXCEPTIONAL TRANSACTION WITH AN OFFICER

Regulation 37 (a) of the Securities Regulations (Periodic and immediate reports), 5730-1970

1. On May 28, 2006, the Board of Directors decided to approve an exceptional transaction of the Company with an officer of the Company, in accordance with Section 270 (1) of the Companies' Law, 1999.

2. The transaction was approved by the Audit Committee on May 28, 2006.

3. Details concerning the officer:
   Name: Erez Meltzer
   Position: CEO

Nature of the personal matter:
Approval of the employment conditions of Mr. Meltzer, who was appointed to serve as CEO of the Company beginning August 1, 2006.

4. Details of the transaction:
For the matter of details concerning the employment conditions of Mr. Meltzer as CEO of the Company, as they were approved, as aforesaid, by the Audit Committee and the Company's Board of Directors, see Paragraph 8 of the Board of Directors report on the status of the Company's business for the period ending March 31, 2006 [on pages 43-44 of the Company's quarterly report for the period ending March 31, 2006, published by the company May 28, 2006 (Ref. 2006-01-07)], whose content is included in this Immediate Report on the manner of referral.

5. Reasons for the Board of Directors' approval of this transaction:
Mr. Meltzer's employment conditions are similar in nature and scope to the employment conditions of the Company's acting CEO, and they were determined out of consideration for Mr. Meltzer's senior position at the Company, which is a leading investment firm with extensive activities in Israel and abroad.

Reference numbers of previous documents on the subject (mention does not constitute a generalization by way of referral):

Previous names of the reporting entity:

Date of updating the structure of the form: 30/03/2006

Name of electronic reporter: Zimmerman Jacques Function: Company Secretary
4 Hahoresh Street, Yahud 56470, telephone: 03-5393586, fax: 03-5393523, e-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

T053
Public

Transmission date:
May 31, 2006
Ref: 2006-01-073767



AUG 2 3 2006
WASH. DC
213

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of event: Submission of Draft Prospectus for a Subsidiary

1. The Company hereby announces that, on May 30, 2006, Africa-Israel Housing Ltd., a wholly owned (100%) subsidiary of the Company, submitted to the Securities and Exchange Commission a draft prospectus for an offer of debentures and shares of the Company, based on the data appearing in their financial statements as at March 31, 2006. As yet, no decision has been made concerning the final structure of the offering, its date, terms, and the scope of the capital raising pursuant thereto.

2. Date and time at which the Corporation first knew of the event or matter:
May 30, 2006 at 22:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 30/03/2006

Electronic reporting party's name: Zimerman Jacque; Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T053
Public

Transmission date:
June 8, 2006
Ref: 2006-01-032302

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of the event: Transaction for acquiring mutual funds

1. Pursuant to the Company's report dated April 10, 2006, regarding the contractual arrangement of Africa Israel Financial Properties and Strategies Ltd., a subsidiary of the company ("Africa Finances") with Menora Finances Ltd. ("Menora") and with Mizrahi Tefahot Bank ("the Bank") and Emda Mutual Fund Management Company Ltd. ("Emda"), in an agreement dated April 10, 2006 ("the Agreement"), according to which Africa Finances and Menora would acquire the mutual fund management activity of Emda ("the Transaction"), the Company is honored to announce that on June 8, 2006, the Transaction was consummated.
According to the Transaction, Africa Finances (for a wholly owned company) acquired the mutual fund management activity of four (4) funds out of forty-two (42) mutual funds that were managed by Emda, in consideration for the sum of NIS 24.3 million (the other funds were acquired by Menora). The consideration was calculated on the basis of the scope of the managed assets of the funds, pursuant to the provisions of the Agreement..

2. Date and time at which the Corporation first knew of the event or matter:
June 8, 2006 at 13:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 04 June 2006

Electronic reporting party's name: Zimerman Jacque , Office: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD

Registered Number 520005067

The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

T053

Public

Abbreviated name: Africa

Street: 4 Derech Hachoresh, Yehud 56470

Tel: 03-5393586, 03-5393535, Fax: 03-5393523

E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date: June 9, 2006

Ref: 2006-01-032974


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2006
WASH. D.C.
213
SECTION

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970

Nature of the event: Deferment of an offering by a subsidiary

1. Pursuant to the Company's Immediate Report dated May 25, 2006 (ref. 2006-01-068487) in respect of the procedures involved in offering the shares of AFI Europe N.V (hereinafter: "AFI Europe"), a wholly owned subsidiary of Africa Israel Properties Ltd. (hereinafter: "Africa Properties"), a public subsidiary of the Company, on the AIM London Stock Exchange (hereinafter: "the Offering"), the Company hereby announces that AFI Europe has announced that, in light of the current capital market conditions in the relevant international capital markets, and in accordance with a recommendation by the chief offering manager, it has been decided to defer the Offering date.
   AFI Europe intends to continue implementing the Offering procedures with the intention of completing said Offering by the end of 2006.
   The aforementioned information includes assessments and forecasts that are tantamount to forward-looking information, as it is defined in the Securities Law, 5728-1968. Since the move in question is a complex one that covers a substantial period of time, and which is subject to the impact of factors that are not under the control of the Company, Africa Properties or AFI Europe, e.g. the state of the international capital markets, the state of the European real estate market, and the economic situation in Europe, there is no certainty that the Offering will be completed on the aforementioned date, if at all.

2. Date and time at which the Corporation first knew of the event or matter:
   June 9, 2006 at 11:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 04 June 2006

Electronic reporting party's name: Zimerman Jacque , Position: Company Secretary

4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

9.6.06-אירוע או עניין.doc

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

T053
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date:
June 21, 2006
Ref: 2006-01-041632

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970
Nature of the event: Results of an institutional tender: Africa Israel Housing

1. Pursuant to the Company's Immediate Report dated May 31, 2006 in respect of the submission of an application for permission to publish a prospectus according to which Africa Israel Housing Ltd., a wholly owned and controlled subsidiary of the Company (100%) (hereinafter: "Africa Housing"), would offer shares and debentures of the Company, the Company hereby announces that the institutional tender of the offering of shares and debentures by Africa Housing was held today (hereinafter: "the Institutional Tender").
   Africa Housing intends to offer the public 260,000 units, each of which will consist of 10 ordinary shares of 1 NIS par value each of Africa Housing (hereinafter: "the Ordinary Shares"), and NIS 1,000 par value debentures (series A) of Africa Housing (hereinafter: "the Debentures"), in consideration for NIS 2,000 per unit, at an interest rate to be determined in the tender (hereinafter: "the Public Tender"), and which shall be no lower than 5.2% and no higher than 5.9%.
   At the institutional stage, applications were submitted for the purchase of 339,985 units for a total sum of NIS 679,970 thousand, which constitutes overplacing of approximately 1.6 times.
   The interest rate determined at the Institutional Tender stage was 5.7%. The allocation rate for institutional investors at the interest rate determined at the Institutional Tender is 2.13%.
   It is hereby clarified that interest rate of the Africa Housing debentures (Series A) will be determined on the basis of the results of the Public Tender, which will be held following publication of the prospectus.

2. Date and time at which the Corporation first knew of the event or matter:
   June 21, 2006 at 20:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 04 June 2006

Electronic reporting party's name: Zimerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

21.6.06-אירוע או עניין.doc

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

T053
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date:
June 25, 2006
Ref: 2006-01-042574

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT ON EVENT OR ISSUE WHICH DEVIATES FROM THE CORPORATION'S NORMAL ISSUES

Regulation 36(a) to the Securities' Regulations (Periodic and Immediate Reports), 5730-1970

Nature of the event: Africa Israel Housing Prospectus – Capital Gain

1. Pursuant to the Immediate Report dated June 21, 2006 (Ref. 2006-01-041632) in respect of the results of the institutional investors tender conducted by Africa Israel Housing Ltd., a wholly owned and controlled (100%) subsidiary of the Company (hereinafter: "Africa Housing"), it is hereby announced that, on June 22, 2006, Africa Housing published a prospectus in respect of a capital raising of NIS 260 million in shares and NIS 260 million in debentures (non-convertible) (hereinafter: "the Prospectus").
   The public tender pursuant to the Prospectus shall be conducted on June 29, 2006. The Prospectus is available for perusal at the distribution site of the Securities Authority (Magna).
   If and insofar as the capital-raising procedure is completed pursuant to the Prospectus, the Company is expected to record for it a capital gain of approximately NIS 110 million.

2. Date and time at which the Corporation first knew of the event or matter:
   June 22, 2006 at 20:00.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 04 June 2006

Electronic reporting party's name: Zimerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

Exemptive No. 82-34865

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T121
Public

Transmission date:
June 29, 2006
Ref: 2006-01-046993

Messrs	Messrs
Securities Authority	Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

IMMEDIATE REPORT

Explanation: It is forbidden to use this form when a form adapted to the reported event exists
Nature of the event: Results of an issue by a subsidiary

Pursuant to an Immediate Report dated June 25, 2006 (Ref. 2006-01-042574) concerning a prospectus published by Africa Israel Housing Ltd., a wholly owned and controlled (100%) subsidiary of the Company (hereinafter: "Africa Housing"), for a capital raising at a scope of NIS 260 million (gross) in shares and NIS 260 million in (non-convertible) bonds (hereinafter: "the Prospectus"), it is hereby announced that, on June 29, 2006, the public tender pursuant to the Prospectus was conducted.
During the public tender, the annual interest of the bonds was set at 5.9%.
As a result of the share issue pursuant to the Prospectus, the Company's holdings (including by means of a wholly owned subsidiary) in Africa Housing decreased to approximately 79.7% (approximately 77.6% with full dilution, taking into account the options that will be allocated to the employees).
Following the aforementioned issue, the Company will record a capital gain of approximately NIS 110 million in the second quarter.

File _______ attached

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: 04 June 2006

Electronic reporting party's name: Zimerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

Exemptive No. 82-34865


SEC MAIL PROCESSING
RECEIVED
AUG 2 3 2006
WASH. D.C.
213
SEC

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation' securities are listed for trading on the Tel-Aviv Stock Exchange

T091
Public

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

Transmission date:
July 31, 2006
Ref: 2006-01-066070

Messrs.
Israel Securities Authority
www.isa.gov.il

Messrs.
The Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Correcting Report to the faulty report which was sent on *May 29, 2006*, whose reference number is: *2006-01-070704.*

The error: *A change was made regarding the date of taking office.*

The reason for the error: *change in the date of taking office..*

The main correction: *Mr. Erez Melzer started serving as the Company's CEO on August 28, 2006 and not on August 1, 2006 as stated in the original report.*

Immediate report on the appointment of a senior officer (apart from a director and apart from an individual appointed by a corporation which is a director)

Regulation 34(b) of the Securities Regulations (Periodic and Immediate Reports), 5730-1970
Explanation: If the appointee is also a director, Form T093 only must be completed
Explanation: According to Regulation 34 (d) of the Securities Regulations (Periodic and Immediate Reports) – 5730-1970, together with submitting this form, the state of the senior officers and alternate directors must be submitted in the framework of Form T097

1. Family and first name: *Meltzer Erez*
   Type of identification Number.: *Id No.*
   Id. No.: *065861338*
   Citizenship / Country of incorporation or registration: *Private individual with Israeli citizenship*
   Country of citizenship / incorporation or registration: ____________

2. Date of Birth: *July 30, 1957*

3. Address for submitting correspondence: *55 Hamayaan St., Raanana*

4. Date of start of service: *August 27, 2006*

5. The position to which he was appointed:

CEO	

6. The previous position in the Company prior to the appointment:

None	

7. Academic education:

Degree	Field	Name of Academic institution
Bachelor	*Economics and Business Administration*	*Hebrew University, Jerusalem*
Master	*Business Administration*	*Boston University*

Other education and professional certificates:

____

8. Main occupations over the past 5 years:

The function filled	Place of work	Period that he filled the function
President and CEO	*Netafim*	*4 and a half years*
President and CEO	*CreoScitex*	*5 years*

9. The senior officer *does not* fulfill other functions in the Corporation, in a subsidiary, or in an interested party

   Explanation: *If he fulfills other functions in the Corporation, in its subsidiary or with an interested party in it, please provide details.*

____

10. The senior officer *is not* a member of the family of another senior officer or another interested party in the Corporation.

   Explanation: *If he is a member of the family of another senior officer or of another interested party in the Corporation, please provide details.*

____

11. Is the senior officer is the CEO: He *does not hold* securities of the Corporation, of the subsidiary or of a related company.

   Explanation: *If the senior officer is the CEO, details whether he holds securities in the Corporation, in a subsidiary or in a related company and complete the value from the table which is not a compulsory field.*

____

Reference numbers of previous documents on the subject (mention does not constitute a generalization by way of referral):

Previous names of the reporting entity:

Date of updating the structure of the form: June 04, 2006

Name of electronic reporter: Zimmerman Jacques Function: Company Secretary
4 Hahoresh Street, Yahud 56470, telephone: 03-5393586, fax: 03-5393523 e-mail: jacques@africa-israel.com

Exemptive No. 82-34865


SEC MAIL PROCESSING SECTION
RECEIVED
AUG 2 3 2006
WASH. D.C.
213

AFRICA ISRAEL INVESTMENTS LTD
Registered Number 520005067
The Corporation's securities are listed for trading on the Tel-Aviv Stock Exchange

Abbreviated name: Africa
Street: 4 Derech Hachoresh, Yehud 56470
Tel: 03-5393586, 03-5393535, Fax: 03-5393523
E-mail: JACQUES@AFRICA-ISRAEL.COM

T046
Public

Transmission date:
August 3, 2006
Ref: 2006-01-068521

Messrs
Securities Authority
www.isa.gov.il

Messrs
Tel-Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate report on convening of meeting

Regulation 36b (a) and 36c of the Securities Regulations (Periodic and Immediate Reports) – 5730 – 1970
Explanation: Should one of the subjects on the agenda of the meeting be the approval of a transaction with the controlling shareholder or an approval of an exceptional proposal, Form T133 or T138, respectively, should be completed.

1. On *August 2, 2006*, it was decided to convene an annual meeting ________________ .
   Security number on the Stock Exchange, which entitles its holder to participate in the meeting that will convene on *Tuesday, September 12, 2006* at *2* p.m., *611012* ______ .
   Address: *The Company's office – 4 Derech Hachoresh, Yehud.*

2. The determining date for entitlement to participate and vote at the meeting: *August 13, 2006.*

3. Agenda:
   1. *Discussion of the Company's financial statements and the Board of Directors' Report on the state of the Company for the year ended December 31, 2005.*
   2. *The appointment of directors who are not external directors.*
   3. *Reappointment of Mr. Avraham Asheri as an external director.*
   4. *Directors' compensation.*
   5. *Appointment of the auditors and a report on the auditors' fees for 2005.*

○ ________________________

Explanation: Details of the subject on the agenda: next to every subject, a description of the nature of the subject will be given, while detailing the main facts required in order to understand the approval of every subject which requires a vote at the meeting, and the wording of every proposed decision or a condensed description of its main points; the majority required for every decision on the agenda will be stated.

The wording of the proposed decision or a condensed description of its main points: *report on convening the general meeting isa.pdf_3_8_06*

4. Attached hereto ☑ Voting form ☐ Notice of position

Voting form isa.pdf_3_8_06

Explanation: Should a voting form and/or a notice of position be attached, make sure that they are prepared in accordance with the Company's regulations (voting by writing and notice of position, 5766 – 2005)

The Internet site though which one can vote: ________

Explanation: This field should be completed should the Company allow voting through the Internet, pursuant to Regulation 5c of the Companies Regulations (Vote in writing and Position Notices) 5766 – 2005.

The Email address to which a member of the Stock exchange may submit the material that it must submit to the Company, pursuant to Regulation 4c (1) of the Company Regulations (Vote in Writing and Position Notices), 5766 - 2005):

http://www.magna.isa.gov.il/

http://maya.tase.co.il/

5. The legal quorum for opening a meeting: *The legal quorum for opening an annual meeting, which will take place at the time when the following will be present, themselves or by proxy, at least two shareholders who have at least 20% of the voting rights, within half an hour from the time set for the start of the meeting.*

6. In the absence of a quorum, the postponed meeting will take place on *September 19, 2006* at *2* p.m.
   Address: *The Company's office – 4 Derech Hachoresh, Yehud.*

7. The place and times at which one can study every proposed resolution, whose full wording was not provided, in the details of the above agenda.
   See below.

This Immediate Report can be studied in the financial statements of the Company, the Board of Directors' report for the year ended December 31, 2006, and the declaration of Mr. Avraham Asheri issued regarding the existence of the conditions required to appoint an external director, can be studied at the Company's office – 4 Derech Hachoresh, Yehud, during regular working hours, up to the date of the meeting.

Reference numbers of precedent instruments on the subject (mention does not constitute a generalisation by way of referral):

Previous names of reporting entity:

Form restructuring date: June 4, 2006

Electronic reporting party's name: Zimmerman Jacques, Position: Company Secretary
4 Derech Hachoresh Yehud 56470, Tel: 03-5393586, Fax: 03-5393523, E-mail: jacques@africa-israel.com

Africa Israel Investments Ltd.

Date: August 3, 2006

Messrs	Messrs
Securities Authorities	Tel Aviv Stock Exchange Ltd

Re: **Immediate Report regarding the convening of an Annual Meeting, according to the Securities Regulations (Periodic and Immediate Reports), 5730 – 1970**

Pursuant to the Securities Regulations (Period and Immediate Reports), 5730 – 1970, Africa Israel Investments Ltd (hereinafter: "**the Company**") hereby announces the convening of an annual meeting on Tuesday, September 12, 2006 at 2.00 p.m., at the Company's offices – 4 Derech Hachoresh, Yehud.

1. **The meeting's agenda**

1.1 **Discussion of the Company's financial statements and the Board of Directors' Report on the state of the Company, for the year ended December 31, 2005.**

1.2 **Appointment of directors who are not external directors.**
The wording of the proposed resolution – to reappoint Messrs Lev Leviev, Chaim Erez, Itzhak Forem, Eitan Haber, Shmuel Shkedi, and Nadav Grinshpon as the Company's directors.

1.3 **Reappointment of Mr. Avraham Asheri as an external director.**
The wording of the proposed resolution – to approve to appointment of Mr. Avraham Asheri for an additional period of service of three years as an external director in the Company
The Company hereby refers to the details required, pursuant to Regulation 26 of the Periodic and Immediate Report Regulations, regarding Mr. Avraham Asheri, as included in the Periodic Report for 2005 that the Company submitted on March 26, 2006 (Document No. 2006-01-025119) (hereinafter: "the Periodic Report"), subject to the fact that Mr. Avraham Asheri no longer serves as a director in the subsidiary Africa Israel (Financing) 1985 Ltd.[1]; this mention is the inclusion by way of reference to the information included in this matter in the said Periodic Report.

Mr. Avraham Asheri gave the Company a declaration, pursuant to Section 241 of the Companies Law 5759 – 1999 (hereinafter: "**the Companies Law**").
The first period of service of Mr. Avraham Asheri ended, in accordance with the provisions of the Companies Law, on August 3, 2006. It should be mentioned that Mrs. Rachel Bolton continues to serve as an external director in the Company.

1.4 **Directors' compensation**

[1] Up to March 2006, the Company's external directors, Messrs. Avraham Asheri and Rachel Bolton, served as directors in the subsidiary (100%), African Israel (Financing) 1985 Ltd. (hereinafter: "**African Financing**"), which handled most of the financing operations of the Company and its subsidiaries, and this only with the object to strengthen the supervision over these operations. On the decline in these operations, in the framework of Africa Financing, the period of service of Messrs. Avraham Asheri and Rachel Bolton in African Financing was discontinued.

The wording of the proposed resolution – To approve that the directors' compensation for a Company's director, excluding the Chairman of the Board, for 2006 will be: an annual compensation at a rate of NIS 42,245 (or a proportion of this amount for serving part of the year) and compensation for participating in meetings (for directors or alternate directors) at a rate of NIS 1,625 per meeting or a proportional part of this amount for a meeting which took place through means of communications or without convening the meeting, as detailed in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors) 5760 – 2000 (hereinafter: "**the Regulations**"). The directors' compensation will be paid as mentioned in the Regulations.

1.5 **Appointment of auditors and report on the auditors' fees for 2005**
The wording of the proposed resolution – To reappoint Messrs Somekh-Chaikin – Auditors, and Messrs Zohar & Zohar and Co. – Auditors as the joint auditors of the Company.

2. The majority required to approve the resolutions

2.1 The majority required in order to approve the resolutions details in clauses 1.2, 1.4 and 1.5 above is a regular majority of all the votes of the shareholders members at the meeting, who are entitled to vote and who voted at it, without taking into account the votes of those abstaining.

2.2 The majority required in order to approve a resolution, as mentioned in clause 1.3 above, is a regular majority of all the votes of the shareholders present at the annual meeting, entitled to vote and who voted at it, and without taking into account those abstaining, provided that one of the following exists:

2.2.1 On counting the votes of the majority at the meeting, at least a third of all the votes of shareholders who are not controlling shareholders in the Company or anyone on their behalf participating in the vote will be included; on counting all the votes of these shareholders, the votes of those abstaining will not be included.

2.2.2 The total opposing votes among those shareholders mentioned in clause 2.2.1 above, does not exceed a rate of one percent (1%) of all the voting rights in the Company.

3. The location where the annual meeting is convened, its time, place, and determining entitlement and additional provisions in connection with voting at the annual meeting.

3.1 The annual meeting which will take place on Tuesday, September 12, 2006, at 2 p.m., at the Company's offices at 4 Derech Hachoresh, Yehud. Should the meeting be postponed, it will take place on Tuesday, September 19, 2006 at the same place and same time. The date for determining entitlement of shareholders to vote at the annual meeting, as mentioned in Section 182 of the Companies Law, is Sunday, August 13, 2006 (hereinafter: "the determining date"). A shareholder is entitled to vote at the annual meeting, himself or by proxy. In addition, a shareholder may vote at the annual meeting regarding everything relating to the resolution set forth in clause 1.3 above, through a Voting Form, as detailed in clause 3.6 below (hereinafter: "The Voting Form").

3.2 The document appointing a proxy (hereinafter: "the Deed of Appointment") will be prepared in writing and signed by the appointer, and if the appointer is a corporation, it will be signed in the way that binds the corporation. The Deed of Appointment will be deposited at the Company's offices at least 48 hours prior to the start of the meeting or the deferred meeting, whichever relevant.

3.3 The address of the sites of the Securities Authority and the Tel Aviv Stock Exchange Ltd. whereby it is possible to find the Voting Form and Notices of Position, within the meaning of

Section 88 of the Companies Law, are as follows: the distribution site of the Securities Authority: http://magna.isa.gov.il/ (hereinafter: "the distribution site"); the Tel Aviv Stock Exchange Ltd.: http://maya.tase.co.il/.

3.4 A member of the Stock Exchange will email, gratis, a connection to the Voting Form and the Notices of Position at the distribution site, to every shareholder who is not registered in the Register of Shareholders and whose shares are registered with that member of the Stock Exchange, unless the shareholder informs that member of the Stock Exchange that he is not interested to receive such a connection and will announce that he is interested to receive the Voting Form by mail in consideration only for the postage expenses. A shareholder may contact the Company directly and receive from it the Voting Form and the Notices of Position.

3.5 A shareholder whose shares are registered with a member of the Stock Exchange may receive the ownership certificate from the member of the Stock Exchange, through whom he holds his shares, at the branch of the member of the Stock Exchange or by post to his address, in consideration only for the postage fees, if he so requests. A request regarding this matter will be given in advance to a specific securities account.

3.6 Proposals in writing (regarding everything relating to the resolution mentioned in clause 1.3 above) will be done through the second part of the Voting Form, attached to this Immediate Report. The Voting Form and the documents which must be attached to it (hereinafter: "the attached documents") as detailed in the Voting Form, must be submitted to the Company's offices up to 72 hours prior to the time of the convening of the meeting. Regarding this matter, "the time of submission" is the time at which the Voting Form and attached documents reach the Company's offices.

3.7 The last date for submitting Notices of Position to the Company is up to ten days after the determining date.

4. **Studying of the documents**

It is possible to study this Immediate Report, the Company's financial statements, the Board of Directors' Report for the year ended December 31, 2005, and the declaration that Mr. Avraham Asheri gave regarding the existence of the conditions required for his appointment as an external director, at the Company's offices at 4 Derech Hachoresh, Yehud, during regular working hours up to the time of the meeting.

Yours sincerely,

Jacques Zimmerman, Advocate
Company Secretary
Africa Israel Investments Ltd. Group

Africa Israel Investments Ltd. ("The Company")

Voting Form according to the Companies Regulations (Vote in Writing and Position Notices), 5766 – 2005 ("The Regulations")

First part

1. Name of company: **Africa Israel Investments Ltd.**

2. Type and place of convening the general meeting: Annual meeting. The annual meeting will convene on Tuesday, September 12, 2006 at 2 p.m., at the Company's offices at 4 Derech Hachoresh, Yehud. Should the meeting be postponed, it will take place on Tuesday, September 19, 2006 at the same place and the same time.

3. Details of the subjects on the agenda which can be voted on by the use of a voting form: Extension of the term of service of the external director, Mr. Avraham Asheri – Subject No. 1.3 on the agenda, as set forth in the Immediate Report that the Company published on August 3, 2006 (hereinafter: "**the Immediate Report**"):

   Wording of the decision – to approve the appointment of Mr. Avraham Asheri, for an additional period of service of three additional years, as an external director in the Company. The following are additional details regarding Mr. Asheri:

Membership in the Committees and/or Committees of the Board of Directors	The year in which he started serving	Changes compared to details appearing in Regulation 26 of the last Periodic Report.
Audit Committee	2003	Mr. Avraham Asheri no longer serves as director in the subsidiary - Africa Israel (Financing) 1985 Ltd.[2]

4. The place and time at which it is possible to study the full version of the proposed resolutions: The Immediate Report that the Company published regarding the convening of the meeting and the full version of the resolution can be studied at the Company's offices – 4 Derech Hachoresh, Yehud, Tel: 03-5393586 – during regular working hours, up to the date of the meeting.

5. Details, to the best of the Company's knowledge, regarding the candidate to serve as an external director: as detailed in clause 3 above.

6. The majority required to pass a resolution at an annual meeting in each of the subject on the agenda:

   6.1 The majority required in order to approve the resolution on the agenda, as mentioned in clauses 1.3 of the Immediate Report (i.e.: in accordance with clause 3 above), is a regular majority of all the votes of the shareholders present at the annual meeting who are entitled to vote, and voted at it, without taking into account the votes of those abstaining, provided that one of the following exists:

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[2] Up to March 2006, the external directors of the Company, Messrs. Avraham Asheri and Rachel Bolton, served as directors in the subsidiary (100%), African Israel (Financing) 1985 Ltd. (hereinafter: "**African Financing**"), which handled most of the financing operations of the Company and its subsidiaries, and this only with the object to strengthen supervision over these operations. On the decline in these operations, the period of service of Messrs. Avraham Asheri and Rachel Bolton in Africa Financing was discontinued.

6.1.1 In a poll the votes of the majority at the meeting will include at least one third of all the votes of shareholders who are not controlling shareholders in the Company or anyone on their behalf who participate in the vote; when counting all the votes of these shareholders, the votes of those abstaining will not be taken into account.

6.1.2 The total opposing votes among the shareholders mentioned in clause 6.1.1 above, will not exceed a rate of one percent (1%) of all the voting rights in the Company.

7. Regarding the votes on the subject set forth in clause 3 above, the following should be mentioned: in part B of this Voting Form, a place is allotted to mark the existence or the absence of a connection, as required in accordance with the provisions of the Companies Law – 5769 – 1999 ("**the Companies Law**"). It should be emphasized that anyone who did not mark the existence or absence of such a connection or did not describe the nature of the connection, his vote will not be taken into account.

8. The Voting Form will be valid only if Certificate of Ownership of a non registered shareholder is attached (i.e.: anyone who has shares registered in his favor with the member of the Stock Exchange and those shares are included amongst the shares registered in the Register of Shareholders in the name of a registration company) or a photocopy of the identify card, passport or Certificate of Incorporation, if the shareholder is registered in the Company's books. This Voting Form should be submitted to the Company plus the documents attached to it, as mentioned above, up to 72 hours prior to the time of the vote.

9. The Company does not allow voting through the Internet.

10. The Company's address for delivering the Voting Form and Position Notices: the Company's office at 4 Derech Hachoresh, Yehud.

11. 11.1 The last date for submitting notices to the Company: Up to ten days after the determining date (hereinafter: "**the last date for sending Position Notices by shareholders**").

11.2 The last date for submitting the Board of Directors' response to these Position Notices: Not later than five days after the last date for sending Position Notices by the shareholders.

12. The address of distribution of the Securities Authority's site and of the Tel Aviv Stock Exchange Ltd.'s Internet site where the Voting Form and Position Notices can be found:

12.1 The Securities Authority's distribution site is:
http://www.magna.isa.gov.il

12.2 The Tel Aviv Stock Exchange Ltd 's Internet:
http://maya.tase.co.il/

13. A shareholder is entitled to receive the Certificate of Ownership at the branch of the member of the Stock Exchange or by delivery by post, if he so requests. A request regarding this will be given in advance to a certain Securities account.

14. A non registered shareholder may receive by email, without consideration, a connection to the wording of the Voting Form and the Position Notices at the distribution site from a member of the Stock Exchange, through whom he holds his shares, unless he informs the member of the Stock Exchange that he is not interested in receivubg such a connection, or that he is interested to receive Voting Forms by post against payment; the notice regarding the Voting Form will apply also to receiving Position Notices.

15. One or more shareholders who hold shares comprising five percent or more of all the voting rights in the Company and anyone that holds such a rate of the total of all the voting rights which are not held by a controlling shareholder in the Company, as defined in Section 268 of the Companies Law ("**the Controlling Shareholder**"), may study the Voting Form as set forth in Regulation 10 of the Regulations.

The number of shares comprising 5% of all the voting rights in the Company is: 2,472,937 ordinary shares of NIS 1 par value each.

The number of shares comprising 5% of all the voting rights in the Company which are not held by a controlling shareholder is: 587,659.6 ordinary shares of NIS 1 par value each.

Voting Form - Second part

Name of the Company: **Africa Israel Investments Ltd.**

Company address (for delivery and sending Voting Forms): 4 Derech Hachoresh, Yehud.

Company number: 520005067

Time of meeting: September 12, 2006 at 2 PM.

Type of meeting: Annual

Determining Date: August 13, 2006

(Up to here will be completed by the Company).

Details of the shareholders

Name of shareholder - ______________________________

Id. number - ______________________________

If the shareholder does not have an identify card –

Passport number - ______________________________

Country in which issued - ______________________________

Valid until - ______________________________

If the shareholder is a corporation –

Corporation number - ______________________________

Country of incorporation - ______________________________

Method of voting

Number of subject on agenda as detailed in the Immediate Report	Method of voting [1]			Regarding the appointment of an external director (Section 239(b) of the Companies Law) are you a controlling shareholder? [2]	
	For	Against	Abstain	Yes *	No
1.3					

Date: ______________________ Signature: ______________________

Shareholders who hold shares through a member of the Stock Exchange (pursuant to Section 177(1)), this Voting Form is valid only if a Certificate of Ownership is attached, apart from those cases where the vote is through the Internet.

Shareholders registered in the Company's Register of Shareholders – the Voting Form is valid plus a photocopy of the Identify Card /Passport/Certificate of Incorporation

* For detail, see next page

1 **Non marking will be considered as abstaining from the vote on that subject.**

2 **A shareholder who does not complete this column or marks it "Yes" and does not provide details, his vote will not be considered.**

Details

Regarding the appointment of an external director – Subject 1.3 on the agenda (see clause 3 to this Voting Form above):

The following are details in connection with my being a "controlling shareholder" regarding the appointment of an external director (Section 239(b) of the Companies Law):

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